August 18, 2014

Sally Samuel

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Ms. Samuel:

On May 15, 2014, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Tactical Core US II Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 113 to its registration statement under the Investment Company Act of 1940 on Form N-1A.  On June 27, 2014, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  The Registrant anticipates submitting a post-effective amendment to register the shares of the Fund under the Securities Act of 1993 and undertakes to make any revisions described below at such time.

PROSPECTUS

Comment 1.  Please consider expanding the description of the Fund's principal investment strategies to provide greater detail with respect to industries or economic sectors in which the Fund may focus its investments, frequency of trading, types of derivative instruments employed.

Response.  The Registrant undertakes to review potential industries or economic sectors in which the Fund may focus and amend disclosures as appropriate to provide greater detail with respect to industries or economic sectors in which the Fund may focus its investments, as well as frequency of trading and types of derivative instruments employed.

Comment 2.  With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division

772013.1

of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response.  The Registrant undertakes to amend disclosures to assure consistency with principles and interpretations described above.

Comment 3.  If the Fund will enter into credit default swaps in the position of a protection provider or protection writer, please provide disclosure stating that the Fund will maintain liquid assets equal to 100% of the notional exposure under the credit default swaps.

Response.  The Registrant undertakes to amend disclosures to the extent it will enter into credit default swaps in the position of a protection provider or protection writer, to state that the Fund will maintain liquid assets equal to 100% of the notional exposure under the credit default swaps.

Comment 4.  Please consider adding a plain English description of the term "equity risk premium" to enhance prospective shareholders' understanding of the concept.

Response.  The Registrant undertakes to add a plain English description of the term "equity risk premium" with the goal of enhancing prospective shareholders' understanding of the concept.

Comment 5.  With respect to the Fund's policies regarding frequent trading by shareholders (market timing), there is no discussion of Rule 22c-2 obligations of brokers and other financial intermediaries to provide the Fund with shareholder transaction information with respect to inquiry regarding frequent trading by individual shareholders that might not be apparent because individual activity might be impossible to assess when shareholder purchases and redemptions are aggregated.

Response.  The Registrant undertakes to include Rule 22c-2 obligation-related disclosures.

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP